October 3, 2006

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

100 F St., N.E.

Washington, D.C. 20549

Attention:	Jennifer R. Hardy, Legal Branch Chief

RE:	SEC Comments Regarding the Preliminary Proxy Filed by Esmark Incorporated Amended September 22, 2006; File No. 0-50300

Dear Ms. Hardy:

On behalf of Esmark Incorporated (“Esmark”), we are providing the following response to the Staff’s letter of comment dated September 27, 2006, with respect to Esmark’s Schedule 14A amended September 22, 2006.

The numbered paragraph corresponds to the number set forth in the letter of comment, the text of which is copied below in bold for your reference. All page numbers refer to the page numbers contained in Esmark’s Schedule 14A containing revised preliminary proxy materials which is being filed today. A marked copy of the Schedule 14A showing changes is included with the hard copy of this letter being delivered to you today.

Esmark has revised its preliminary materials to include discretionary authority with respect to matters specified in Rule 14a-4(c)(3) and (7). Esmark understands and acknowledges that this discretionary authority does not include authority to vote on an adjournment of the meeting to solicit additional proxies. As indicated in my letter of September 28, 2006 on the Wheeling-Pittsburg Corporation (the “Company”) preliminary proxy materials, the Order entered by the Delaware Chancery Court (a copy of which was included with the September 28 letter), among other things, provides the 2006 Annual Meeting may not be adjourned before the election of directors absent further order of the court.

Esmark has also revised references in its preliminary materials to the Company’s proxy statement in the event the Staff’s review process is completed and Esmark is able to mail its definitive proxy statement before the Company.

1.	We note your responses to prior comments 3, 4 and 5. Please note that required or material information must be disclosed, even if confidential. See section II.B.2 of Staff Legal Bulletin No. 1 (February 28, 1997), available on our web site at http://www.sec.gov/interps/legal.shtml. Additionally, as you have also noted, the existence of your negotiations with Wheeling-Pitt, as well as some of the content of those discussions, has already been disclosed. At a minimum, please expand your disclosure to describe, in general terms, Wheeling-Pitt’s objections and Esmark’s modifications to the proposals. For example, did Esmark increase its offer or change the type of consideration in response to these discussions?

The requested disclosure has been added on page 2.

Thank you very much for your prompt attention to this response. If you or any other members of the Staff have any further questions or comments concerning these responses, please telephone the undersigned at 202.857.1716.

Sincerely,

/s/ David H. Pankey

David H. Pankey

cc:	Mr. Craig Slivka, Staff Attorney
Mr. Ade Heyliger, Special Counsel